

February 12, 2014

Via Email
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed on March 1, 2013**
> **Supplemental Response dated January 9, 2014**
> **File No. 001-33756**

Dear Mr. Robert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Selected Financial Data, page 50

Non-GAAP Financial Measure, page 54

1.   Your response to comment 2 in our letter dated December 24, 2013 includes proposed modifications to the reconciliation of adjusted EBITDA. Please revise to provide disclosure explaining how this non-GAAP measure provides useful information regarding your ability to sustain or support an increase in your monthly cash distribution considering that neither premiums paid on derivative contracts in the current period or in prior periods are included in the calculation. Your revised disclosure should similarly address derivatives acquired as part of business combinations. In addition, please provide

language with the footnotes added to your reconciliation of adjusted EBITDA to explain how excluding premiums paid for contracts that settled during the period and the fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period impacts the calculation of this non-GAAP measure.

2.   We note your responses to comments 2 and 4 in our letter dated December 24, 2013 concerning the line items captioned "amortization of premiums paid on derivative contracts" and "amortization of value on derivative contracts acquired." It does not appear that use of the term "amortization" to characterize these adjustments is appropriate as amortization typically represents the systematic reduction of an asset through the recognition of expense. Please revise or provide us with further explanation supporting your current presentation with reference to the relevant authoritative accounting guidance.

Form 8-K filed March 1, 2013

Use of Non-GAAP Measures, page 12

3.   It does not appear that your response to comment 10 in our letter dated December 26, 2013 explains how investors should evaluate differences between distributable cash flow and actual distributions. Please revise your draft disclosure accordingly.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief